Exhibit 99.1

NEWS RELEASE

Toronto, August 7, 2024

Triple Flag Increases Quarterly Dividend by 5%

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.055 per common share to be paid on September 16, 2024, to the shareholders of record at the close of business on August 30, 2024.

Triple Flag’s forward annualized dividend is now $0.22 per common share, an increase of approximately 5% versus the previous annualized dividend of $0.21 per common share, and is the Company’s third consecutive annual increase of the dividend since its May 2021 initial public offering.

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 204 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

1